FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the date of 1 April, 2004

Banco Espírito Santo S.A.
(Translation of registrant’s name into English)

Banco Espírito Santo S.A.
Avenida da Liberdade 195
Lisbon, Portugal
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Public Traded Company

Registered Office: Avenida da Liberdade nº 195 – Lisboa

Registered share capital: € 1,500,000,000.00

Registered with the Lisbon Registrar of Companies under no. 1607

Corporate Registration no. 500852367

Banco Espírito Santo (BES) informs that its wholly owned subsidiary BES Finance Limited has announced its intention to increase, subject to market conditions, its Series A, Non-cumulative Guaranteed Preferred Shares Issue executed on the 2nd July 2003, from €450 million to €600 million, corresponding to the issuance of 150 000 additional preferred shares with a par value of euro 1000.

Lisbon, March 17, 2004

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Public Traded Company

Registered Office: Avenida da Liberdade nº 195 – Lisboa

Registered share capital: € 1,500,000,000.00

Registered with the Lisbon Registrar of Companies under no. 1607

Corporate Registration no. 500852367

Banco Espírito Santo (BES) informs that its wholly owned subsidiary BES Finance Limited has increased on the 30th March 2004, its Series A, Non-cumulative Guaranteed Preferred Shares Issue executed on the 2nd July 2003, from €450 million to €600 million, corresponding to the issuance of 150 000 additional preferred shares with a par value of euro 1000.

Lisbon, March 31 2004

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Banco Espírito Santo S.A.

By:		/s/ Manuel de Magalhães Villas-Boas

	Name:	Manuel de Magalhães Villas-Boas
	Title:	Director

     Date: 1 April, 2004